Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Card Activation Technologies, Inc.
Amendment No. 3 to registration Statements on Form SB-2
File No. 333439677
Amendment Number 1 to Form 10-SB
File No. 0-52556
As amended on May 1, 2007

May 23, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated May 7, 2007.

General

1.	Update the filing to reflect financial and non-financial information through March 30, 2007.

The March 31, 2007 quarterly financial statements have been included in the filings.

2.
We have considered your response to prior comment 1 and are unable to agree. MedCom USA did not provide adequate information concerning the spin-off to its shareholders prior to the date of the spin-off See Section 4.B.3.a of Staff Legal Bulletin No. 4. Therefore, amend your filings to include a prominent risk factor indicating that although you intended to comply with the safe harbor from registration pursuant to Staff Legal Bulletin No. 4, you failed to follow the steps necessary for reliance on the safe harbor. Indicate the possible liabilities and consequences of the spin-off not complying with Section 5 of the Securities Act of 1933.

We have noted your comment and added the following risk factor:

Possibility of Contingent Liability and SEC Violation

The board of directors of MedCom USA, Incorporated (“MedCom”) determined to separate its card technology business segment from its other business segments by means of a spin off of a portion of our stock to MedCom’s shareholders. To accomplish the spin off, MedCom declared a stock dividend effective at the end of business on December 15, 2006 and distributed on March 1, 2007,  for a substantial portion of its equity interests in our company, consisting of 86,770,504 shares of our common stock, to MedCom’s stockholders on a pro rata basis. We filed a registration statement on Form SB-2 with the intent of complying with safe harbor provisions of Staff Legal Bulletin No. 4.  Although we intended to follow steps necessary for reliance on the safe harbor, we failed to follow the appropriate steps. This activity represented a technical violation of federal securities laws. There is a possibility that the recipients could theoretically attempt to rescind their receipt of securities and the Securities and Exchange Commission could find that Medcom made a distribution of securities in violation of Section 5. The management of the Company has filed both a revised SB-2 and a Form 10-SB to comply with the intent of Staff Legal Bulletin No. 4, if not the technical requirements, and will not commence seeking a market for our common stock until the registration statements have cleared all comments from the Securities and Exchange Commission.

Risk Factors, page 5

3.
We have reviewed your added disclosure in response to prior comment 2. The risk factor on page 8 is confusing. The caption still implies that the spin off may not be taxable, but if the IRS determines that it is, the tax liability may be substantial. However, the text of the risk factor makes clear that the spin off will be taxable and MedCom's shareholders will be subject to tax in connection with the distribution although the amount of any taxes to shareholders and the company is not expected to be substantial. If the tax liability is not expected to be material, delete this risk factor as the discussion of the material tax consequences of the spin off later in the prospectus is sufficient. See our later comment regarding the purpose of your tax discussion.

The spin off is a taxable event however, the tax effects are immaterial and unsubstantial to the shareholders of Medcom.  We have modified the risk factors to address the taxable event of the spin off and that the tax consequences of the spin off are not substantial and could be characterized as immaterial.  The company is not trading on any exchange, does not have a trading symbol, and the stock was issued to the shareholders in accordance with the spin off.  The very fact that the company has no trading activity signifies that par value of the common stock could be the only value that could be assigned to the stock issued in the spin off.  Therefore we value the tax consequences as 146,770,504 times par value of .0001 totaling $14,677 in potential tax consequences to all shareholders that reci4eved the stock.  Medcom holds nearly 60 million of the issued and outstanding stock and would have a taxable event of $6,000.  We have modified the notes and risk assessment to clarify that matter.

The Spin Off, page 14

4.
We note your response to prior comment 3 but we are unable to locate expanded disclosure in either document highlighting alternative transactions considered and why management concluded the spin off was the most beneficial transaction to shareholders. Please revise.

We noted your comment and added the following:

Alternative transactions considered.  Medcom considered various other options and alternative transactions such as operating the patent litigation within the companies’ present operations.  Medcom also considered selling the patents however the patents uncertainty of future benefits would not ascertaining a substantial valued until tested through the patent litigation.  After considering these options it was in the best interest of the shareholders to segregate the Medcom operations from the patent litigation to preserve the Medcom operating activity and protect that operating activity from possible counter claims while litigating these patent infringement cases.

Material U.S. Federal Income Tax Consequences of the Spin Off. page 15

5.
We note your response to prior comment 4 however the purpose of your tax section is unclear. The tax section should discuss any material tax consequences to investors in this offering. However, your tax section discusses potential material tax consequences to shareholders who received shares in the spin off, This discussion is more appropriate in the document that you intend to distribute to shareholders in connection with the spin off.  Nevertheless, it is unclear whether you consider the tax consequences of the spin off material to investors. If retained in the registration statement, clarify whether the $8,900 is the total tax liability to all shareholders in the spin off (as opposed to tax liability to either corporation in the spin off). If not, explain what this sum represents. Furthermore, your conclusion that the spin off is a taxable transaction to shareholders is a legal conclusion that only qualified tax counsel can make, If retained, the discussion must be based upon an opinion of qualified tax counsel.

As noted in comment number 3.  The overall tax consequence to all the shareholders is approximately $14,677.  The stock had no value at the time of spinoff and the only tangible valuation to assign to the taxability of the stock recieved is par value.   We have modified the notes and risk assessment to clarify that matter.  Further as per note 3 we deleted this section from the prospectus.

Listing and Trading our Common Stock, page 16

6.
We note your response to prior comment 5 however your added disclosure suggests that you expect a market to develop in the company's stock following the payment date for the distribution and NASD authorization. Expand your disclosure to identify the market that you believe will develop and outline all the steps that must be taken for your stock to trade in that market. For example, discuss whether a market maker has agreed to file an application with the NASD to have your stock quoted on the OTC Bulletin Board.

We have noted your comment and confirm that we have not engaged a market maker at this time. We will not commence seeking a market for our common stock until the registration statements have cleared all comments from the Securities and Exchange Commission.  Once we have cleared comments, management intends to file a Form 211 to request that our common stock trade on the NASDAQ Over the Counter Bulletin Board.

Description of the Industry and Competition, page 18 and 19

7.
We note your response to prior comment 6 however it is still not clear whether the company believes that every gift card (and all other similar value-loaded cards) infringes on the company's patent if the value is added on to the card at the time of purchase. If this is in fact the case, clarify what types of value-loaded cards are not likely to infringe on the company's patent. Furthermore, provide more detail as to the due diligence conducted by the professionals employed by the CEO which led to the determination of widespread '- infringement. Provide more detail as to the magnitude of the infringement.

The Company believes that debit styled cards, which include gift cards, infringe the patent when the gift card is activated, when the gift card is used for purchasing items or when value is added to the gift card by the method disclosed in the patent.  The method, in general terms, requires that the card be processed through a counter-top terminal, and therefore processing a step through a terminal other than a counter top terminal would not infringe the patent.  As part of the due diligence involved in this matter, the professionals studies specific examples of counter top processing systems and conducted research into the magnitude of transactions involving the use of debit styled cards, which include gift cards.

Legal Proceedings

8.
Provide all the required information of Item 103 of Regulation S-B. Furthermore, highlight that you have contacted over 120 companies threatening them with suit unless they agree to license your technology and to date none of the companies has responded,

Card Activation, through its attorneys, has sent letters to over 120 potential infringers of the patent, placing the infringers on notice of the patent and seeking a license agreement under the patent.  Card Activation has sued six parties and to date Card Activation has settled a lawsuit with one infringer.  That infringer has taken a license under the patent.

Form 10-SB

General

9.	Revise the Form 10-SB to comply with the staff's above comments.

We have incorporated the changes into the SB2 and 10SB to reflect these modifications and clarifications.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.